Exhibit 13.1

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(華晨中國汽車控股有限公司)*

Brilliance Auto

华 晨 汽 车

Brilliance China Automotive Holdings Limited Annual Report 2003

中 华

Annual Report 2003

*for identification purposes only

Chairman’s Statement

Dear Shareholders:

2003 was a successful year for Brilliance China Automotive Holdings Limited (the “Company”) and its subsidiaries (collectively, the “Group”), with new records being achieved in terms of production, sales and profitability. For the first time in the Group’s history, we produced and sold more than 100,000 vehicles (including both minibuses and sedans) in a single year. With sales of approximately RMB10.1 billion, the Group surpassed the sales of 2002 by 38% and achieved a new record. Excluding the start-up losses of our sedan joint venture with BMW, the Group also exceeded the former record level of profits achieved in 2000.

2003 was also a year in which we achieved major milestones in the evolution of the Group. We successfully introduced new “face-lift” versions of our minibuses and increased our year-on-year minibus unit sales by 15% to 74,000 units, thereby maintaining our leadership position in China’s minibus market. We also launched new versions of our “Zhonghua” sedans equipped with new transmission systems and engine sizes. Despite the increasingly competitive environment in the mid-range sedan market, our “Zhonghua” sedans began generating profits in 2003, the first full year of production and operation. A further highlight of the year was the establishment of our sedan joint venture with BMW in May 2003 and the introduction of the BMW 3-Series and the 5-Series in the fourth quarter of 2003. We believe the BMW sedans were well received by the Chinese market with unit sales of over 4,300 sedans in that quarter.

The continuing demand for high quality and competitively priced automotive engines and components in China led to significant growth in sales and profitability of our joint ventures in these areas in 2003. To meet this growing demand, the Group will continue to evaluate and consider on a highly selective basis other strategic investment opportunities in the engine and components sectors.

Looking ahead, we believe the business climate in 2004 will continue to be challenging and competitive. With China’s new automotive financing regulation, the proposed new automotive policy and stricter regulations on emissions and fuel efficiency standards, the Chinese automotive industry is set to enter a new era. These new regulations could have an impact on our cost structure in the event we are required to change our products or components in order to comply with such new requirements. In addition, we expect the launch of numerous new models and price reductions will further intensify the competition in the market, particularly with respect to mid-range sedans. The continued implementation of regulatory reforms relating to China’s membership in the World Trade Organization is also expected to increase competitiveness in the Chinese automotive market, with import tariffs and quotas slated to be further liberalized in the coming year.

In 2004, we will continue implementing our core strategies in order to reinforce our leading position in the Chinese minibus sector and strengthen our competitive position in the sedan sector. With our established market position, balanced product mix, continued efficiency and quality improvements, strong distribution network and foreign partnerships, we believe the Group is well positioned to capture the market opportunities and overcome the challenges ahead.

Finally, I would like to take this opportunity to express my gratitude to our staff and shareholders for their continued support.

Wu Xiao An
Chairman
April 22, 2004

Financial Highlights

The following table presents selected consolidated financial information of the Company as of and for the years ended December 31, 2003, 2002 and 2001. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the respective financial statements and the accompanying notes thereto.

Selected Consolidated Financial Information of the Company

	Year ended	Year ended	Year ended
	and as of	and as of	and as of
	December 31, 2003	December 31, 2002	December 31, 2001
	RMB	RMB	RMB
	(Amounts in thousands except for ADS data)
Income Statement Data:
Sales	10,109,557	7,319,455	6,218,436
Cost of sales	7,727,125	5,411,308	4,307,988
Selling, general and administrative expenses	1,410,067	1,067,154	673,391
Net income	780,842	610,465	887,077
Basic earnings per ADS	RMB21.30	RMB16.65	RMB25.10
Diluted earnings per ADS	RMB21.16	RMB16.65	RMB25.10
Weighted average number of ADSs used in calculating basic earnings per ADS	36,665,400	36,660,529	35,335,529
Weighted average number of ADSs used in calculating diluted earnings per ADS	37,023,983	36,660,529	35,335,529
Balance Sheet Data:
Total assets	18,288,236	13,853,681	11,696,523
Current assets	10,286,486	8,262,951	6,127,118
Current liabilities	8,031,017	7,332,746	5,741,741
Equity	6,886,307	6,005,302	5,419,803
Cash Flow Statement Data:
Payment for capital expenditure	955,887	798,759	782,520
Depreciation and amortization	677,810	270,560	118,122
Net cash flows provided by operating activities	753,368	1,912,968	1,326,756
Net cash flows used in investing activities	(2,491,315)	(2,209,943)	(1,398,816)
Net cash flows provided by (used in) financing activities	2,281,095	365,899	(45,752)

Notes:

1.	The calculation of basic and diluted earnings per ADS is based on the weighted average number of ADSs outstanding during the periods presented. The weighted average number of ADSs outstanding is calculated based on the assumption that all of the outstanding shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).

2.	Please refer to Note 3(s) to the consolidated financial statements for the calculation of diluted earnings per share/ADS.

3.	The unified exchange rate quoted by the People’s Bank of China for 2003, 2002 and 2001 remained at US$1 = RMB8.28 throughout these periods.

Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto contained elsewhere in this Annual Report.

OVERVIEW

The Company is a holding company. The principal activities of its principal subsidiaries are set out in note 1 to the financial statements. The operating businesses of the Group are divided primarily into the manufacture and sale of (1) minibuses and automotive components and (2) sedans.

Prior to May 1998, the Company’s sole operating asset was its interest in Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”). As a result, the Company’s historical results of operations had been primarily driven by the sales price, sales volume and cost of production of Shenyang Automotive’s minibuses. With a view to maintain quality, ensure a stable supply of certain key components and develop new businesses and products, the Company acquired interests in various suppliers of components and established joint ventures in the People’s Republic of China (the “PRC”) since May 1998. As a result of these additional investments and joint ventures, the Company’s income base has been broadened and its future financial performance will differ from that of Shenyang Automotive.

In May 1998, the Company acquired indirect interests in two components suppliers: a 51% equity interest in Ningbo Yuming Machinery Industrial Co., Ltd., a wholly foreign-owned PRC enterprise primarily engaged in the production of automobile window molding, stripping and other auto components; and a 50% equity interest in Mianyang Xinchen Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Shenyang XingYuanDong Automobile Component Co., Ltd., Ningbo Brilliance Ruixing Auto Components Co., Ltd. and Mianyang Brilliance Ruian Automotive Components Co., Ltd., respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In 2001, all three companies, in order to maintain their preferential tax treatment from the PRC government, began manufacturing automotive components as well.

In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired a 100% equity interest in Shenyang Brilliance Dongxing Automotive Component Co., Ltd., a foreign-invested manufacturer of automotive components in the PRC.

In May 2002, Shenyang Automotive obtained the approval from the Chinese Government to produce and sell its “Zhonghua” sedans in the PRC. The “Zhonghua” sedans were launched in the market in August 2002.

On March 27, 2003, the Company, through its indirect subsidiary, Shenyang JinBei Automotive Industry Holdings Co., Ltd. (“SJAI”), entered into a joint venture contract with BMW Holding BV to produce and sell BMW-designed and branded sedans in the PRC. The registered capital and total investment cost of the joint venture is Euro 150 million and Euro 450 million, respectively. At that time, the Company’s effective interests in SJAI and the joint venture with BMW were 81% and 40.5%, respectively. On April 28, 2003, the Company increased its effective interest in SJAI from 81% to 89.1% and thereby increased its effective interest in the joint venture with BMW from 40.5% to 44.55%. On December 16, 2003, the Company further increased its effective interest in SJAI from 89.1% to 98.0% and thereby increased its effective interest in the joint venture with BMW from 44.55% to 49.0%.

On December 29, 2003, the Company entered into agreements in relation to the proposed acquisition of an indirect 40.1% interest in Shenyang JinBei Automotive Company Limited, the joint venture partner of Shenyang Automotive and a supplier of automotive components for the Group’s minibuses and sedans. Upon obtaining the approvals from the relevant government authorities and completion of the proposed acquisition, the Company’s effective interest in Shenyang Automotive will be increased from 51% to approximately 70.7%.

PRODUCTION VOLUMES AND SALES

The Group derives its revenues from the sale of minibuses, sedans and automotive components in the PRC. Consolidated net sales of the Group for the years ended December 31, 2003, 2002 and 2001 were RMB10,109.6 million, RMB7,319.5 million and RMB6,218.4 million, respectively. The principal factor behind the overall increase in the sales was the launch of the “Zhonghua” sedans and the offering of more minibus models and features by Shenyang Automotive at competitive prices.

The Mid-priced Minibus has proven to be the Group’s most popular and competitive product. Sales of Deluxe Minibuses, Mid-priced Minibuses, “Zhonghua” sedans and components represented 12.7%, 49.1%, 33.1% and 5.1%, respectively, of the Group’s total sales revenue in 2003. The Company expects that the Mid-priced Minibuses together with the sedans will continue to represent a significant proportion of its total revenue.

RESULTS OF OPERATIONS

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Consolidated net sales of the Group in the year ended December 31, 2003 were RMB10,109.6 million, representing a 38.1% increase from RMB7,319.5 million in 2002. The increase in sales was primarily due to the increase in the unit sales of Shenyang Automotive’s minibuses and “Zhonghua” sedans in 2003. As the “Zhonghua” sedans were not launched until August 2002, the audited financial results of the Group for 2003 are not directly comparable to those of 2002.

Shenyang Automotive sold a total of 74,618 minibuses in 2003, representing a 14.6% increase over the 65,138 minibuses sold in 2002. Of these vehicles sold, 65,614 were Mid-priced Minibuses, representing a 16.9% increase over the 56,121 Mid-priced Minibuses sold in 2002. Unit sales of the Deluxe Minibuses decreased 0.1% from 9,017 units in 2002 to 9,004 units in 2003. Shenyang Automotive also sold 25,600 “Zhonghua” sedans in 2003, compared to 8,816 sedans sold during the last five months of 2002. BMW Brilliance Automotive Ltd., the Group’s 49%-indirectly owned jointly controlled entity, commenced production of the BMW-designed and branded 3-Series and 5-Series sedans based on semi-knockdown kits supplied by the BMW Group and sold 4,359 sedans in the fourth quarter of 2003.

Cost of sales increased 42.8% from RMB5,411.3 million in 2002 to RMB7,727.1 million in 2003. This increase was primarily due to the increase in the unit sales of minibuses and sales of the “Zhonghua” sedans in 2003. Cost of sales as a percentage of sales was 76.4% in 2003, compared to 73.9% in 2002. Gross profit margin for minibuses remained stable compared to 2002, while the overall gross profit margin of the Group decreased from 26.1% in 2002 to 23.6% in 2003, as a result of the relatively lower start-up gross margin of the “Zhonghua” sedans.

Selling, general and administrative expenses increased 32.1% from RMB1,067.2 million, representing 14.6% of sales in 2002, to RMB1,410.1 million, representing 13.9% of sales in 2003. The increase was primarily due to the increase in staff costs, selling and other expenses in relation to the full year production of the “Zhonghua” sedans and the increase in stock-based compensation of RMB162.9 million in 2003.

Interest expense net of interest income decreased by 10.4% from RMB127.7 million to RMB114.4 million in 2003 due to the increase in interest income from bank deposits.

Net equity in earnings of associated companies and jointly controlled entities decreased by 20.7% from RMB138.1 million in 2002 to RMB109.5 million in 2003. The decrease was mainly due to the initial start-up loss of the joint venture with BMW in 2003 of RMB124.9 million. Excluding the net loss effects from the joint venture with BMW, the net equity in earnings of associated companies and jointly controlled entities increased 69.7% from RMB138.1 million in 2002 to RMB234.4 million in 2003. The increase was due to the strong performance of the Company’s associated companies and jointly controlled entities engaged in engine manufacturing in 2003.

In 2003, the Company was granted subsidies in form of “tax refunds on reinvestments” of RMB48.5 million in relation to the Company’s reinvestment of dividends from certain subsidiaries as additional capital contributions in 2003.

Other income net of expenses increased from RMB1.0 million in 2002 to RMB78.3 million in 2003. The increase was primarily due to the increase in sales of scrap metals, moulds, buildings and machineries in 2003.

Income before taxation and minority interests increased 28.4% to RMB1,094.2 million in 2003 from RMB852.5 million in 2002. Income taxes decreased 1.7% to RMB144.1 million in 2003 from RMB146.6 million in 2002.

As a result, net income increased 27.9% to RMB780.8 million in 2003 from RMB610.5 million in 2002. Basic earnings per ADS were RMB21.3 (US$2.57) in 2003, representing a 27.9% increase from RMB16.65 (US$2.01) in 2002. Diluted earnings per ADS were RMB21.16 (US$2.56) in 2003.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Consolidated net sales of the Group for the year ended December 31, 2002 were RMB7,319.5 million, a 17.7% increase from RMB6,218.4 million for the year ended December 31, 2001. The increase in sales was primarily attributable to the launch of the “Zhonghua” sedan commencing in August 2002.

Shenyang Automotive sold a total of 65,138 minibuses in 2002, a 3.4% increase over the 63,009 minibuses sold in 2001. Shenyang Automotive sold 56,121 of its Mid-priced Minibuses in 2002, a 5.2% increase over the 53,356 units sold in 2001. Unit sales of the Deluxe Minibus decreased by 6.6% from 9,653 units in 2001 to 9,017 units in 2002. Shenyang Automotive also launched the “Zhonghua” sedan in August 2002 and sold 8,816 sedans during the last five months of the year 2002.

Cost of sales, including depreciation and amortization, increased by 25.6% to RMB5,411.3 million in 2002 from RMB4,308.0 million in 2001. This increase was primarily due to the commencement of sedan production in 2002.

Selling, general and administrative expenses were RMB1,067.2 million in 2002, representing 14.6% of sales, compared to RMB673.4 million in 2001, representing 10.8% of sales. The increase was primarily due to the initial start-up costs of the sedan production and the increase in research and development expenses and selling and administrative expenses relating to the launch of the sedans. Interest expense net of interest income increased from RMB67.3 million in 2001 to RMB127.7 million in 2002 due to the decrease in interest income from affiliated companies and the decrease in interest rates.

Net equity in earnings of associated companies and jointly controlled entities increased 245.0% from RMB40.0 million in 2001 to RMB138.1 million in 2002. The increase was due to the strong performance of the Group’s associated companies and jointly controlled entities engaged in engine manufacturing in 2002. Income before taxation and minority interests decreased by 29.7% from RMB1,213.3 million in 2001 to RMB852.5 million in 2002. However, income tax expenses increased from RMB116.3 million in 2001 to RMB146.6 million in 2002 due to the increase in non-tax-deductible expenses and corporate overhead in 2002. Net income decreased 31.2% to RMB610.5 million in 2002 from RMB887.1 million in 2001. Basic earnings per ADS were RMB16.65 (US$2.01) in 2002, compared to basic earnings per ADS of RMB25.10 (US$3.03) in 2001.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

As of December 31, 2003, the Company had RMB3,502.9 million in cash, cash equivalents and short-term bank deposits and RMB2,264.6 million in pledged short-term bank deposits, an increase of RMB2,355.0 million from its position as of December 31, 2002. This increase was mainly due to the increased payments in the form of cash and cash equivalents from Shenyang Automotive’s customers and the issuance of the convertible bonds in 2003.

Inventory level increased from RMB788.4 million as of December 31, 2002 to RMB1,228.4 million as of December 31, 2003. This was mainly resulted from the production and sale of “Zhonghua” sedans and “Grace” minibuses in 2003. Accounts receivable, notes receivable, notes receivable from affiliated companies and amounts due from affiliated companies increased to RMB2,218.8 million in 2003 from RMB1,472.1 million in 2002. The increase was mainly due to the increase in notes receivable resulting from the increase in sales of minibuses and “Zhonghua” sedans in 2003 and the increase in amounts due from affiliated companies arising from the disposal of machineries and equipment to the joint venture with BMW amounting to approximately RMB269.0 million.

Debt Changes

In 2003, the Group continued to maintain credit facilities with banks to finance its working capital needs. As of December 31, 2003, direct bank borrowings and bank notes payable increased by 17.0% to RMB4,784.0 million, an increase of RMB696.6 million from RMB4,087.4 million as of December 31, 2002. The bank loans and bank notes payable were either secured by the property, plant and equipment, pledged short-term bank deposits or notes receivables, or unsecured, with maturity periods of less than one year. The Group believes that it will continue to have access to sufficient bank facilities to meet its working capital requirements.

Capital Expenditures

The Group’s capital expenditures were RMB955.9 million in 2003, an increase of RMB157.1 million from the 2002 figure. Major items of expenditure included the moulds, equipment and machinery for the production of new versions of minibuses and sedans and new minibus painting facilities.

Foreign Currency Requirements

The Group together with its associated companies and jointly controlled entities expect to require an aggregate of approximately Japanese Yen 1,200 million, US$100 million and Euro 667 million to purchase imported equipment and components from Toyota of Japan, BMW of Germany and other overseas suppliers for its minibuses and sedans in 2004. This estimate is based upon the Group’s 2004 production plans and the level of domestic content expected for its minibuses and sedans in 2004. The Company believes that it will be able to obtain adequate amounts of foreign currency to meet its planned requirements for 2004. The Group does not receive any foreign exchange through the sale of its products. However, under PRC Law, the Group is able to obtain necessary foreign exchange in exchange for Renminbi upon approval from the State Administration of Foreign Exchange.

Report of Independent Auditors

To the Shareholders of
Brilliance China Automotive Holdings Limited

We have audited the accompanying consolidated balance sheets of Brilliance China Automotive Holdings Limited (a Bermuda corporation) and its subsidiaries (the “Group”) as of December 31, 2003 and 2002, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Group for the year ended December 31, 2001 were audited by other independent auditors who have ceased operations. Those independent auditors expressed an unqualified opinion on those statements in their report dated April 25, 2002.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Brilliance China Automotive Holdings Limited and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong,
April 22, 2004

The following report is a copy of a report previously issued by Arthur Andersen & Co and has not been reissued by
Arthur Andersen & Co.

To the Shareholders of
Brilliance China Automotive Holdings Limited

We have audited the accompanying consolidated balance sheets of Brilliance China Automotive Holdings Limited (a Bermuda corporation) and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2001, 2000 and 1999, expressed in Chinese Renminbi (“RMB”). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion._In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brilliance China Automotive Holdings Limited and its subsidiaries as of December 31, 2001* and 2000*, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000* and 1999*, in conformity with generally accepted accounting principles in the United States of America.

ARTHUR ANDERSEN & CO

Hong Kong
April 25, 2002

The consolidated balance sheets as of December 31, 2001 and 2000 and the consolidated statements of income and cash flows for the years ended December 31, 2000 and 1999 are not required to be presented in the 2003 annual report.

Consolidated Statements of Income and Comprehensive Income
For the years ended December 31, 2003, 2002 and 2001

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
	(except for share and ADS data)
Sales to third parties	7,797,054	4,636,347	2,552,780
Sales to affiliated companies	2,312,503	2,683,108	3,665,656

Total sales	10,109,557	7,319,455	6,218,436

Cost of sales	(7,727,125)	(5,411,308)	(4,307,988)
Gross profit	2,382,432	1,908,147	1,910,448
Selling, general and administrative expenses	(1,410,067)	(1,067,154)	(673,391)
Interest expense	(167,111)	(171,286)	(178,028)
Interest income	52,672	43,617	110,735

Equity in earnings of associated companies and jointly controlled entities, net	109,471	138,145	40,043
Subsidy income	48,497	—	—
Other income (expenses), net	78,293	1,009	3,456
Income before taxation and minority interests	1,094,187	852,478	1,213,263
Income taxes	(144,140)	(146,610)	(116,250)
Minority interests	(169,205)	(95,403)	(209,936)

Net income	780,842	610,465	887,077
Basic earnings per share	RMB0.2130	RMB0.1665	RMB0.2510
Basic earnings per ADS	RMB21.30	RMB16.65	RMB25.10
Diluted earnings per share	RMB0.2116	RMB0.1665	RMB0.2510
Diluted earnings per ADS	RMB21.16	RMB16.65	RMB25.10
Weighted average number of shares outstanding	3,666,539,983	3,666,052,900	3,533,552,900
Weighted average number of ADSs outstanding	36,665,400	36,660,529	35,335,529
Net income adjusted for the dilutive effect of convertible bonds	783,515	N/A	N/A
Weighted average number of shares outstanding adjusted for dilutive effect of stock options and convertible bonds	3,702,398,310	3,666,052,900	3,533,552,900
Weighted average number of ADSs outstanding adjusted for dilutive effect of stock options and convertible bonds	37,023,983	36,660,529	35,335,529

The accompanying notes are an integral part of these consolidated statements of income and comprehensive income.

Consolidated Balance Sheets
As of December 31, 2003 and 2002

	2003	2002
	RMB’000	RMB’000
Assets
Current assets
Cash and cash equivalents	1,832,298	1,289,150
Short-term bank deposits	1,670,596	773,389
Pledged short-term bank deposits	2,264,584	1,350,000
Deferred expenses — current portion	8,920	—
Notes receivable	827,452	469,744
Notes receivable from affiliated companies	527,175	212,985
Accounts receivable, net	90,017	15,275
Due from affiliated companies	774,188	774,066
Inventories, net	1,228,364	788,365
Other receivables	500,887	848,146
Prepayments and other current assets	318,523	437,135
Advances to affiliated companies	243,482	1,304,696

Total current assets	10,286,486	8,262,951
Property, plant and equipment	3,863,384	3,555,875
Intangible assets	1,220,476	624,966
Investments in associated companies and jointly controlled entities	1,723,411	919,446
Investment securities	17,305	17,305
Goodwill	414,464	414,464
Long-term prepayment for fixed assets	—	18,305
Prepayment for a long-term investment	600,000	—
Deferred tax assets	39,555	38,041
Deferred expenses — non-current portion	34,193	—
Long-term prepayment for rental of land	71,972	—
Other long-term assets	16,990	2,328

Total assets	18,288,236	13,853,681

	2003	2002
	RMB’000	RMB’000
Liabilities and shareholders’ equity
Current liabilities
Short-term bank loans	—	150,000
Notes payable	4,783,966	3,937,403
Notes payable to affiliated companies	35,431	—
Accounts payable	1,124,053	1,075,592
Due to affiliated companies	684,854	729,369
Customer advances	216,833	302,039
Other payables	563,735	352,574
Dividends payable to joint venture partners	—	21,618
Dividends payable	34,117	—
Accrued expenses and other current liabilities	188,774	258,248
Taxes payable	306,612	343,483
Advances from affiliated companies	92,642	162,420
Total current liabilities	8,031,017	7,332,746
Convertible bonds	1,655,487	—
Commitments and contingencies (Note 21)	—	—

Total liabilities	9,686,504	7,332,746
Minority interests	1,715,425	515,633
Shareholders’ equity
Capital stock	303,388	303,194
Common stock (5,000,000,000 shares of US$0.01 each authorized and 3,668,390,900 and 3,666,052,900 shares of US$0.01 each issued and outstanding as of December 31, 2003 and 2002 respectively)	303,388	303,194
Additional paid-in capital	2,325,690	2,321,183
Deferred stock compensation	—	(173,213)
Other comprehensive income	39,179	39,179
Dedicated capital	112,168	132,179
Capital reserve	120,000	—
Retained earnings	3,985,882	3,382,780
Total shareholders’ equity	6,886,307	6,005,302

Total liabilities and shareholders’ equity	18,288,236	13,853,681

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Cash Flows
For the years ended December 31, 2003, 2002 and 2001

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Cash flows from operating activities:
Net income	780,842	610,465	887,077
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income tax	(1,514)	(38,041)	—
Depreciation of fixed assets	447,094	213,776	111,922
Amortization of long-term prepayment for rental of land	2,153	—	—
Amortization of intangible assets	227,077	56,784	—
Amortization of goodwill of subsidiaries	—	—	6,200
Amortization of deferred expenses	1,486	—	—
Minority interests in net income of consolidated subsidiaries	169,205	95,403	209,936
Provision for doubtful debts	4,825	18,921	1,352
Provision for doubtful debts written back	(5,679)	(265)	(19,147)
Provision for impairment of property, plant and equipment	6,027	2,547	30,950
Provision for impairment of investment securities	—	8,500	—
(Gain)/Loss on disposal of fixed assets	(14,004)	5,147	4,539
Gain on disposal of an associated company	—	(6,014)	—
Amortization of deferred compensation expenses	173,213	10,329	15,461
Equity in earnings of associated companies and jointly controlled entities, net	(109,471)	(138,145)	(40,043)

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
(Increase)/decrease in operating assets net of effects from the purchase of subsidiaries in 2001:
Accounts receivable	(73,888)	8,279	8,566
Notes receivable	(357,708)	(234,577)	(93,090)
Notes receivable from affiliated companies	(314,190)	473,884	(237,190)
Due from affiliated companies	268,881	(163,354)	(477,136)
Inventories	(460,040)	(161,396)	171,639
Other receivables	(40,307)	11,486	826,859
Prepayments and other current assets	118,612	(88,568)	(109,967)
Increase in non-current assets	(13,786)	—	—
Increase/(decrease) in operating liabilities net of effects from the purchase of subsidiaries in 2001:
Accounts payable	48,461	409,376	181,361
Due to affiliated companies	(29,516)	237,290	133,968
Notes payable to affiliated companies	35,431	—	—
Commercial notes payable	—	—	(350,000)
Customer advances	(85,206)	218,480	45,786
Other payables	81,715	68,928	33,251
Accrued expenses and other current liabilities	(69,474)	184,518	8,317
Import tariff and taxes payable	(36,871)	109,215	(23,855)
Net cash provided by operating activities	753,368	1,912,968	1,326,756

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Cash flows from investing activities:
Capital expenditures	(955,887)	(798,759)	(782,520)
Proceeds from disposal of fixed assets	118,301	15,600	25,085
(Increase)/decrease in short-term bank deposits	(897,207)	(773,389)	492,355
(Increase)/decrease in pledged short-term bank deposits	(914,584)	575,805	(1,020,277)
Decrease/(increase) in advances to affiliated companies	1,061,214	(987,516)	90,566
Increase in other long-term assets	(874)	(1,684)	—
Net cash acquired from the purchase of a subsidiary	—	—	6,805
Decrease/(increase) in other receivables arising from short-term investments	500,000	(500,000)	—
Increase in investments in associated companies and jointly controlled entities	(702,278)	—	(480,000)
Decrease in advances to associated companies and jointly controlled entities	—	—	269,170
Prepayment for a long-term investment	(600,000)	—	—
Increase in other receivables	(300,000)	—	—
Proceeds received from disposal of investment in an associated company	200,000	260,000	—

Net cash used in investing activities	(2,491,315)	(2,209,943)	(1,398,816)

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Cash flows from financing activities:
Proceeds from short-term bank loans	—	1,746,930	950,683
Repayment of short-term bank loans	(150,000)	(2,002,430)	(1,592,412)
Issuance of bank notes payable	8,674,563	7,658,304	8,080,000
Repayment of bank notes payable	(7,828,000)	(7,020,901)	(7,997,318)
(Decrease)/Increase in advances from affiliated companies	(144,383)	108,144	1,965
Financing received from a jointly controlled entity	74,605	—	—
Proceeds from issuance of common stock	4,701	—	716,266
Dividends paid	(43,634)	(35,295)	(35,306)
Dividends paid to joint venture partners	(113,284)	(88,853)	(169,630)
Proceeds from issuance of convertible bonds	1,654,300	—	—
Payment of direct expenses incurred in connection with the issuance of convertible bonds	(44,599)	—	—
Capital contributions from joint venture partners	196,826	—	—
Net cash provided by/(used in) financing activities	2,281,095	365,899	(45,752)
Net increase/(decrease) in cash and cash equivalents	543,148	68,924	(117,812)
Cash and cash equivalents, beginning of year	1,289,150	1,220,226	1,338,038
Cash and cash equivalents, end of year	1,832,298	1,289,150	1,220,226

The accompanying notes are an integral part of these consolidated statements of cash flows.

Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2003, 2002 and 2001

			Additional	Deferred	Other
	Number of		Paid-in	Stock	Comprehensive	Dedicated	Capital	Retained
	Shares	Amount	Capital	Compensation	Income	Capital	Reserve	Earnings	Total
	Issued	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
					(Note 31)
Balance at December 31, 2000	3,348,052,900	276,891	1,432,217	—	39,179	5,191	—	2,082,827	3,836,305
Issuance of shares	318,000,000	26,303	689,963	—	—	—	—	—	716,266
Deferred compensation related to stock options	—	—	15,461	(15,461)	—	—	—	—	—
Amortization of deferred compensation expenses	—	—	—	15,461	—	—	—	—	15,461
Net income	—	—	—	—	—	—	—	887,077	887,077
Transfer to dedicated capital	—	—	—	—	—	66,165	—	(66,165)	—
Dividends declared and paid	—	—	—	—	—	—	—	(35,306)	(35,306)
Balance at December 31, 2001	3,666,052,900	303,194	2,137,641	—	39,179	71,356	—	2,868,433	5,419,803
Deferred compensation related to stock options	—	—	183,542	(183,542)	—	—	—	—	—
Amortization of deferred compensation expenses	—	—	—	10,329	—	—	—	—	10,329
Net income	—	—	—	—	—	—	—	610,465	610,465
Transfer to dedicated capital	—	—	—	—	—	60,823	—	(60,823)	—
Dividends declared and paid	—	—	—	—	—	—	—	(35,295)	(35,295)
Balance at December 31, 2002	3,666,052,900	303,194	2,321,183	(173,213)	39,179	132,179	—	3,382,780	6,005,302
Issuance of shares	2,338,000	194	4,507	—	—	—	—	—	4,701
Amortization of deferred compensation expenses	—	—	—	173,213	—	—	—	—	173,213
Net income	—	—	—	—	—	—	—	780,842	780,842
Transfer to dedicated capital	—	—	—	—	—	99,989	—	(99,989)	—
Capitalization of dedicated capital	—	—	—	—	—	(120,000)	120,000	—	—
Dividends declared and paid	—	—	—	—	—	—	—	(77,751)	(77,751)
Balance at December 31, 2003	3,668,390,900	303,388	2,325,690	—	39,179	112,168	120,000	3,985,882	6,886,307

The accompanying notes are an integral part of these consolidated statements of changes in shareholders’ equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND OPERATING ENVIRONMENT

Brilliance China Automotive Holdings Limited (the “Company”) was incorporated in Bermuda on June 9, 1992 with limited liability. The Company’s ADSs and shares are traded on The New York Stock Exchange Inc. and The Stock Exchange of Hong Kong Limited (“SEHK”), respectively. The Company is an investment holding company. The principal activities of the Company’s subsidiaries are the manufacture and sale of minibuses, sedans and automotive components in the People’s Republic of China (the “PRC”).

Details of the Company’s principal subsidiaries as of December 31, 2003 are as follows:

		Percentage of equity
		interest/voting right
		attributable to the
	Place of	Company
Name	establishment/incorporation	Directly	Indirectly	Principal activities
Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”)	Shenyang, the PRC	51%	—	Manufacture, assembly and sale of minibuses and sedans
Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”)	Ningbo, the PRC	—	51%	Manufacture and sale of automotive components
Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”)	Shenyang, the PRC	100%	—	Manufacture and trading of automotive components
Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”)	Ningbo, the PRC	100%	—	Manufacture and trading of automotive components
Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”)	Mianyang, the PRC	100%	—	Manufacture and trading of automotive components
Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”)	Shenyang, the PRC	—	100%	Manufacture and trading of automotive components
Brilliance China Automotive Finance Ltd.	British Virgin Islands	100%	—	Financing
Shenyang ChenFa Automobile Component Co., Ltd.	Shenyang, the PRC	100%	—	Development, manufacture and sale of engines’ components
Shenyang Xinjinbei Investment and Development Co., Ltd. (“SXID”)	Shenyang, the PRC	—	99%	Investment holding
Shenyang JinBei Automotive Industry Holdings Co., Ltd. (“SJAI”)	Shenyang, the PRC	—	98%	Investment holding

In December 2001, the Company entered into an agreement with Brilliance Holdings Limited (“BHL”), an affiliated company, for the acquisition of the entire issued share capital of Key Choices Group Limited (“Key Choices”) at a consideration of approximately RMB278 million. Key Choices is an investment holding company and its principal assets are the 100% equity interest in the registered capital of Dongxing Automotive and 90% equity interest in the registered capital of Shenyang Xingchen Automotive Seats Co., Ltd. (“Xingchen Automotive Seats”). Dongxing Automotive is a foreign-invested enterprise established in the PRC whose principal products are automotive components for the use in passenger vehicles. Xingchen Automotive Seats is a Sino-foreign equity joint venture established in the PRC in December 2001 and principally engaged in the manufacturing of automotive seats. The operations of Xingchen Automotive Seats ceased in 2002.

In December 2001, Xing Yuan Dong entered into an agreement with two affiliated companies to establish China Zhengtong Investment Holdings Co., Ltd. (“Zhengtong”). Pursuant to the agreement, Xing Yuan Dong contributed cash amounting to RMB480 million to acquire a 47.06% equity interest in Zhengtong. Zhengtong’s principal activity is investment holding. In December 2002, Xing Yuan Dong disposed of its entire equity interest in Zhengtong to an affiliated company at a consideration of RMB480 million.

Details of the Group’s investment in associated companies and jointly controlled entities are included in Note 13.

For the year ended December 31, 2003, no consolidated revenue was generated from Shanghai Yuantong Automobile Sales and Service Company Limited (“Shanghai Yuantong”), an affiliated company. For the years ended December 31, 2002 and 2001, approximately 10% and 42% of the consolidated revenue was generated from Shanghai Yuantong. For the years ended December 31, 2003, 2002 and 2001, approximately 20%, 23% and 15% of the consolidated revenue was generated from Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”), an affiliated company.

2.	BASIS OF PRESENTATION

The financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. This basis of accounting differs from that used in the statutory financial statements of the Company’s subsidiaries, which were prepared in accordance with the relevant accounting principles and financial reporting regulations applicable to foreign investment enterprises as established by the Ministry of Finance in the PRC. Certain accounting principles stipulated under U.S. GAAP are not applicable in the PRC.

The principal adjustments made to conform the statutory financial statements to U.S. GAAP included the following:

•	Reclassification of certain items, designated as “prepayments” and “construction-in-progress” in the statutory financial statements, as property, plant and equipment;

•	Reclassification of certain items, designated as “reserves appropriated from net income” in the statutory financial statements, as charges to income;

•	Recognition of deferred income taxes;

•	Recognition of provision for impairment loss of long-lived assets;

•	Amortization of intangible assets;

•	Recognition of research and development expenditures; and

•	Recognition of stock-based compensation.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation

The consolidated financial statements of the Group include the financial statements of the Company and the enterprises that it controls. This control is normally evidenced when the Group has the power to govern the financial and operating policies of an enterprise so as to benefit from its activities. The results of subsidiaries acquired or disposed of during the period are consolidated from or to their effective dates of acquisition or disposal. The equity and net income attributable to minority shareholders’ interests are shown separately in the Group’s balance sheet and income statement respectively.

Intragroup balances and transactions, including sales to companies within the Group and resulting unrealized profits, are eliminated in full. Unrealized losses resulting from intragroup transactions are eliminated unless the cost cannot be recovered. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

(b)	Sales

Sales represent the invoiced value of goods, net of consumption tax, discounts and returns, and are recognized when goods are delivered to the customers and the significant risks and rewards of ownership of the goods have been transferred to customers. Provisions for sales allowances and rebates are made at the time of sales of goods and are recognized as a reduction of sales.

(c)	Cash, cash equivalents and short-term bank deposits

Cash represents cash on hand and deposits with financial institutions which are repayable on demand. Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

Bank deposits with original maturity between three and twelve months are classified as short-term deposits.

(d)	Inventories

Inventories are carried at the lower of cost or net realizable value. Cost is calculated on the moving-average basis and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs of sale. Provision for inventories is recognized when the net realizable value of an inventory item falls below its cost. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized.

(e)	Property, plant and equipment and long-term prepayment for rental of land

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets beyond its originally assessed standard of performance, the expenditure is capitalized as an additional cost of the assets.

Depreciation is calculated on a straight-line basis, at annual rates estimated to write off the cost less estimated residual value of 10% of each asset over its expected useful life. The annual rates are as follows:

Buildings	5%
Machinery and equipment (excluding special tools and moulds)	10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%

The costs of special tools and moulds included in machinery and equipment are amortized over their estimated productive periods.

When fixed assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

Construction-in-progress consists of factories and office buildings under construction and machinery pending installation and includes the costs of construction, machinery and equipment, and any interest charges arising from borrowings used to finance these assets during the period of construction or installation. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and ready for their intended use.

Long-term prepayment for rental of land is amortized on a straight-line basis over the term of lease.

(f)	Intangible assets

Intangible assets are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful life of 7 years.

(g)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from its undiscounted future cash flow. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(h)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets resulting from the Company’s acquisitions of interests in its subsidiaries. Before the adoption of Statement of Financial Accounting Standard (“SFAS”) No. 142 “Goodwill and other Intangible Assets” by the Group on January 1, 2002, goodwill is amortized on a straight-line basis over the expected future economic life, being the shorter of 40 years or the remaining life of the respective subsidiaries. In July 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, which addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets which have indefinite future economic life and goodwill will not be amortized but rather will be tested at least annually for impairment. Intangible assets with a finite life shall continue to be amortized over the estimated future economic life. The Company adopted SFASNo. 142 effective January 1, 2002. Upon adoption, the Company ceased amortizing goodwill.

(i)	Investments in associated companies and jointly controlled entities

An associated company is a company in which the Group has significant influence, but not control or joint control, and thereby has the ability to participate in the investees’ financial and operating policy decisions. A jointly controlled entity is a company in which the Group has joint control with the other joint venture partners. Investments in associated companies and jointly controlled entities are accounted for using the equity method. Goodwill arising on the acquisition of interests in associated companies and jointly controlled entities is included in the carrying cost of the investment.

(j)	Investment securities

The Group’s investment securities consist of marketable available-for-sale securities and are carried at fair value. Any unrealized gains or losses are reported as a component of comprehensive income.

(k)	Taxation

Income Tax

The Company was incorporated under the laws of Bermuda and has received an undertaking from the Minister of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts the Company and its shareholders, other than shareholders ordinarily residing in Bermuda, from any Bermuda taxes computed on profit, income or any capital asset gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until year 2016.

The Company also provides for Hong Kong profits tax at the rate of 17.5% (2002 and 2001: 16%) based on estimated assessable profit arising in Hong Kong.

The subsidiaries are subject to state and local income taxes in the PRC at their respective tax rates, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable.

Shenyang Automotive is subject to state and local income taxes in the PRC at standard rates of 15% and 3%, respectively, in accordance with enterprise income tax laws applicable to Sino-foreign equity joint venture enterprises. Shenyang Automotive is exempted from local income tax of 3% as it was designated as a “Technologically-Advanced Enterprise”. As a result, the effective enterprise income tax rate for Shenyang Automotive was 15% for the years ended December 31, 2003, 2002 and 2001.

Ningbo Yuming is subject to state and local income taxes in the PRC at standard rates of 15% and 1.5%, respectively, in accordance with enterprise income tax laws applicable to foreign-invested enterprises. Pursuant to the relevant income tax laws in the PRC, Ningbo Yuming is fully exempted from state enterprise income tax for two years starting from the year ended December 31, 1997, followed by a 50% reduction of enterprise income tax for the next three years thereafter. In addition, Ningbo Yuming is also fully exempted from local enterprise income tax for the five-year period. As a result, the effective tax rate for Ningbo Yuming was 16.5% for the years ended December 31, 2003 and 2002 and 7.5% for the year ended December 31, 2001.

Xing Yuan Dong is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws. Xing Yuan Dong received official designation by the local tax authorities as a “New and Technologically-Advanced Enterprise” in 1999. During 2001, Xing Yuan Dong was further designated by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective combined state and local enterprise income tax rate for Xing Yuan Dong was 7.5% for the years ended December 31, 2003, 2002 and 2001.

Mianyang Ruian is subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws. During 2001, Mianyang Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Mianyang Ruian is exempted from state and local enterprise income tax for two years starting from the first profitable year followed by a 50% reduction of enterprise income tax for the next three years. In addition, Mianyang Ruian is also exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Mianyang Ruian was 15% for the year ended December 31, 2003. For the years ended December 31, 2002 and December 31, 2001, Mianyang Ruian was exempted from income tax.

Dongxing Automotive is subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, in accordance with enterprise income tax laws. Dongxing Automotive received official designation by the local tax authorities as a “New and Technologically-Advanced Enterprise” and a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Dongxing Automotive is exempted from state enterprise income tax for two years starting from the first profitable year in 1999 followed by a 50% reduction of state enterprise income tax for the next three years. In addition, Dongxing Automotive is also exempted from local enterprise income tax for the same five-year period. As a result, the effective tax rate for Dongxing Automotive was 7.5% for the years ended December 31, 2003, 2002 and 2001.

Other subsidiaries in the PRC are subject to state and local income taxes in the PRC at standard rates of 30% and 3%, respectively, based on the respective taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises.

Value Added Tax (“VAT”) and Consumption Tax

The general VAT rate applicable to sales and purchases of minibuses, sedans and automotive components in the PRC is 17%.

Sales of minibuses and sedans are also subject to consumption tax at standard rates of 3% to 8%.

(l)	Deferred taxation

Deferred income taxes are provided using the liability method in which deferred income taxes are recognized for temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of those differences expected to occur in subsequent years are recorded as assets and liabilities on the balance sheet.

A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

(m)	Foreign currency translation

The functional currency of the Company and its subsidiaries is RMB. Transactions denominated in foreign currencies are translated into RMB at the unified exchange rates quoted by the People’s Bank of China prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable unified exchange rates prevailing at the balance sheet dates. The resulting exchange differences are included in the determination of income. Non-monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates prevailing at the time of transaction.

Foreign currency translation adjustments in other comprehensive income arose from the Company’s change in functional currency in previous years.

(n)	Warranty

A provision is recognized when an enterprise has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligations. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Shenyang Automotive’s minibuses are sold with a 24-month or 50,000 kilometers (2002 and 2001: 18-month or 30,000 kilometers) first-to-occur limited warranty. The “Zhonghua” sedans are sold with a 36-month or 60,000 kilometers (2002: 24-month or 40,000 kilometers) first-to-occur limited warranty plus any extended warranty specially offered by Shenyang Automotive during the year. During the warranty period, Shenyang Automotive pays service stations for parts and labor covered by the warranty.

The costs of the warranty obligation are accrued at the time the sales are recognized, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The factors used to estimate warranty expenses are reevaluated periodically in light of actual experience.

The reconciliation of the changes in the warranty obligation is as follows:

	2003	2002
	RMB’000	RMB’000
Balance as of January 1	18,854	8,852
Accrual for warranties issued during the year	87,405	31,127
Settlement made during the year	(82,616)	(21,125)

Balance as of December 31	23,643	18,854

(o)	Advertising expenses

Advertising expenses are written off as incurred. For the years ended December 31, 2003, 2002 and 2001, advertising expenses of approximately RMB201.1 million, RMB123.6 million and RMB35.7 million (see also Note 25(f)), respectively, have been charged to selling, general and administrative expenses.

(p)	Research and development expenses

Research and development expenses are expensed as incurred. For the years ended December 31, 2003, 2002 and 2001, research and development expenses of approximately RMB191.4 million, RMB304.9 million and RMB26.9 million, respectively, have been charged to selling, general and administrative expenses.

(q)	Operating leases

Leases where substantially all the rewards and risks of ownership remain with the lessor are accounted for as operating leases. Payment made under operating leases net of any incentives received from the lessor are charged to the income statement on a straight-line basis over the period of the relevant leases.

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over the expected useful lives on a basis consistent with similar owned fixed assets. Rental income (net of any incentives given to lessees) is recognized on a straight-line basis over the lease terms.

(r)	Stock based compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employee”, which states that compensation expense related to employee stock options is recorded if, on the date of grant, the fair value of the underlying stock exceeds the exercise price. The Company adopted the disclosure-only requirements of SFAS No. 123 “Accounting for Stock-Based Compensation” and the related amendments under the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation, Transition and Disclosure” which allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro-forma net income or loss and pro-forma earnings or loss per share disclosures for employee stock grants as if the fair-value-based method of accounting as prescribed in SFAS No. 123 and SFAS No. 148 was adopted.

Had compensation cost for the Company’s stock options granted been determined based on the fair value of the stock options at the grant date, consistent with the provisions of SFAS No. 123 and SFAS No. 148, the Company’s net income and earnings per share for the years ended December 31, 2003, 2002 and 2001 would have been adjusted to the pro-forma amounts indicated below:

	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Net income as reported	780,842	610,465	887,077
Add: Adjustments for APB Opinion No. 25	173,213	10,329	15,461
Less: Fair value of stock options	(210,711)	(12,565)	(76,857)

Pro-forma net income	743,344	608,229	825,681

	2003	2002	2001
	RMB	RMB	RMB
Basic earnings per ADS:
As reported	21.30	16.65	25.10
Pro-forma	20.27	16.59	23.37
Diluted earnings per ADS:
As reported	21.16	16.65	25.10
Pro-forma	20.15	16.59	23.37
Basic earnings per share:
As reported	0.2130	0.1665	0.2510
Pro-forma	0.2027	0.1659	0.2337
Diluted earnings per share:
As reported	0.2116	0.1665	0.2510
Pro-forma	0.2015	0.1659	0.2337

(s)	Earnings per share and earnings per ADS

The calculation of basic earnings per share is based on the net income for the year and the weighted average number of shares of common stock outstanding during the year.

The calculation of diluted earnings per share is based on the net income for the year and the weighted average number of shares of common stock mentioned above and adjusted for the effects of all dilutive potential shares of common stock outstanding during the year.

A reconciliation of the net income used in calculation of basic and diluted earnings per share/ADS is as follows:

	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Net income during the year	780,842	610,465	887,077
Add: accrued interest expense related to the convertible bonds	1,187	—	—
amortization of deferred expenses	1,486	—	—

Net income during the year adjusted for accrued interest expense related to the convertible bonds and amortization of deferred expenses	783,515	610,465	887,077

A reconciliation of the weighted average number of shares of common stock used in calculation of basic and diluted earnings per share is as follows:

	2003	2002	2001
Weighted average number of shares of common stock used in calculation of basic earnings per share	3,666,539,983	3,666,052,900	3,533,552,900
Dilutive effect of stock options	3,338,970	—	—
Dilutive effect of convertible bonds	32,519,357	—	—

Weighted average number of shares of common stock adjusted for dilutive effect of stock options and convertible bonds used in calculation of diluted earnings per share	3,702,398,310	3,666,052,900	3,533,552,900

The effect of the assumed conversion of the potential common stock outstanding for the years ended December 31, 2002 and 2001 is anti-dilutive.

The calculation of earnings per ADS is based on the weighted average number of ADSs outstanding during the years presented. The weighted average number of ADS outstanding is calculated based on the assumption that all of the outstanding ordinary shares were held in the form of ADSs (at the ratio of 100 shares for each ADS)._A reconciliation of the weighted average number of ADSs for calculation of basic and diluted earnings per ADS is as follows:

	2003	2002	2001
Weighted average number of ADSs used in calculation of basic earnings per ADS	36,665,400	36,660,529	35,335,529
Dilutive effect of stock options	33,390	—	—
Dilutive effect of convertible bonds	325,193	—	—

Weighted average number of ADSs adjusted for dilutive effect of stock options and convertible bonds used in calculation of diluted earnings per ADS	37,023,983	36,660,529	35,335,529

(t)	Segmental information

Segmental information is presented in accordance with SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” which establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographic areas and major customers. Disclosure of segmental information in accordance with SFAS No. 131 is made in Note 30.

(u)	Comprehensive income

SFAS No. 130 “Reporting Comprehensive Income” requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net income and other gains and losses affecting shareholders’ equity that, under generally accepted accounting principles, are excluded from net income.

There was no other comprehensive income or loss for the years ended December 31, 2003, 2002 and 2001 other than net income for the three years.

(v)	Convertible bonds

Convertible bonds were issued at par and are stated in the balance sheet at face value plus accrued interest expense. Direct expenses in connection with the issuance of convertible bonds are capitalized as deferred expenses on the balance sheet and are amortized over the life of the convertible bonds.

(w)	Guarantees

Guarantee issued by the Group are initially recognized on the balance sheet as a liability at the fair value, or market value, of the obligations the Group assumed under that guarantee in accordance with FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. FIN 45 also contains disclosure provisions surrounding existing guarantees, which are effective for financial statements with periods ended after December 15, 2002. Please refer to Note 3(n) and Note 21(b) for details.

(x)	Other new accounting pronouncements

In April 2003, the FASB issued SFAS No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated in the statement and for hedging relationships designated after June 30, 2003. In addition, except as stated in the statement, all provisions of this statement should be applied prospectively. Management believes the adoption of SFAS No. 149 does not have a material effect on the Group’s financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, which established standards for how an issuer classifies and measures in its balance sheets certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. Management believes the adoption of SFAS No. 150 does not have a material effect on the Group’s financial position or results of operations.

4.	SUBSIDY INCOME

In 2003, the Company was granted subsidies in the form of “tax refunds on re-investments” amounting to approximately RMB48,497,000 in relation to the Company’s re-investment of the dividends declared by certain subsidiaries of the Company to those subsidiaries as additional capital contributions by foreign investors. Such subsidies were approved by the relevant local tax bureaus in accordance with the relevant income tax laws in the PRC. All of the approved subsidies were received by the Group during the year and were recorded as income.

5.	INCOME TAXES

For the years ended December 31, 2003, 2002 and 2001, certain of the Company’s subsidiaries were subject to income taxes in the PRC at the applicable statutory tax rates on taxable income as reported in the statutory financial statements adjusted for the reduced tax rates and exemptions described in Note 3(k).

The amount of income taxes charged to the consolidated income statement represents:

	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Current taxation	145,654	184,651	116,250
Deferred taxation	(1,514)	(38,041)	—

	144,140	146,610	116,250

The reconciliation of the Group’s effective income tax rate (based on income before taxes and minority interests) to its statutory income tax rate for years ended December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Average statutory tax rate (including state and local income tax)	21.71%	18.58%	18.93%
Effect of statutory tax holiday	(12.66%)	(9.30%)	(7.72%)
Effect of non-deductible expenses	1.18%	5.91%	—
Others, not individually significant	2.94%	2.01%	(1.63%)
Effective tax rate	13.17%	17.20%	9.58%

The average statutory tax rates for the relevant periods represented the weighted average tax rates of the Company’s subsidiaries calculated on the basis of the relative amount of net income and the applicable statutory tax rate of each subsidiary.

As of December 31, 2003 and 2002, deferred tax assets mainly arose from the following items which were not fully deductible as of respective year end but will be available for deduction in future years:

	2003	2002
	RMB’000	RMB’000
Pre-operating expenses	—	16,829
Accruals and provisions	30,181	21,212
Amortization of intangible assets	6,623	—
Others	2,751	—

	39,555	38,041

6.	PLEDGED SHORT-TERM BANK DEPOSITS

As of December 31, 2003 and 2002, approximately RMB2,264.6 million and RMB1,350.0 million, respectively, of the short-term bank deposits were pledged as security for banking facilities, corporate guarantees for bank loans drawn by affiliated companies and letter of credits issued (Notes 18 and 21).

7.	ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of:

	2003	2002
	RMB’000	RMB’000
Accounts receivable	136,289	67,024
Less: Allowance for doubtful debts	(46,272)	(51,749)

	90,017	15,275

8.	NOTES RECEIVABLE

Notes receivable are primarily notes received from customers for the settlement of trade receivable balances. As of December 31, 2003 and 2002, all notes receivable were guaranteed by established banks in the PRC and have maturities of six months or less. The fair value of the notes receivable approximated their carrying value. Approximately RMB281 million (2002: Nil) of the notes receivable were pledged for the issuance of notes payable (Note 18).

9.	OTHER RECEIVABLES

Included in other receivables as of December 31, 2003 was an amount of RMB300 million advanced to Shenyang Automobile Industry Asset Management Company Limited (“SAIAM”) which will become a subsidiary of the Group after the completion of the proposed acquisition of SAIAM as detailed in Note 15.

During 2002, Xing Yuan Dong disposed of its entire equity interest in Zhengtong to an affiliated company at original investment cost of Xing Yuan Dong of RMB480 million (the “Consideration”). As of December 31, 2003 and 2002, other receivables include outstanding Consideration of RMB20 million and RMB220 million respectively.

As of December 31, 2002, included in other receivables was an amount of RMB500 million deposited with an investment company during 2002. This arrangement was terminated by the end of 2002 and the deposit was fully refunded in 2003 at the original amount.

10.	INVENTORIES

Inventories consist of:

	2003	2002
	RMB’000	RMB’000
Raw materials	709,996	395,033
Work-in-progress	111,459	126,202
Finished goods	406,909	267,160

	1,228,364	788,365

11.	PROPERTY, PLANT AND EQUIPMENT AND LONG-TERM PREPAYMENT FOR RENTAL OF LAND

Property, plant and equipment consist of:

	2003	2002
	RMB’000	RMB’000
Buildings	1,040,460	794,371
Machineries and equipment	3,105,226	2,965,625
Motor vehicles	93,867	75,765
Furniture, fixtures and office equipment	292,840	145,357
Construction-in-progress	570,233	453,028

	5,102,626	4,434,146
Less: Provision for impairment losses	(37,949)	(31,922)

	5,064,677	4,402,224
Less: Accumulated depreciation	(1,201,293)	(846,349)

Net book value	3,863,384	3,555,875

(a)	Buildings amounting to approximately RMB41,022,000 and long-term prepayment for rental of land amounting to approximately RMB64,405,000 were injected by Shenyang JinBei Automotive Company Limited (“JinBei”), the joint venture partner of Shenyang Automotive, as part of its additional capital contributions to Shenyang Automotive during the year ended December 31, 2003 (see Note 28(i)).

(b)	During the years ended December 31, 2003, 2002 and 2001, capitalized interest expenses amounted to approximately Nil, RMB0.8 million and RMB49.2 million, respectively.

(c)	As of December 31, 2002, certain buildings and machineries and equipment of Shenyang Automotive with net book value of RMB150,000,000 were secured against its short-term bank loans (See Note 20).

(d)	In December 2003, Shenyang Automotive disposed of certain machineries and equipment with an aggregate net book value of approximately RMB358,643,000 to the Group’s jointly controlled entity, BMW Brilliance Automotive Ltd (“BMW Brilliance”), at a consideration of approximately RMB384,290,000, which was mutually agreed by both parties. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such machineries and equipment at the purchase price less depreciation over a specified period upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. These machineries and equipment are maintained and operated by BMW Brilliance for the manufacturing of its products. BMW Brilliance will provide certain services to Shenyang Automotive upon the payment of a service fee which is determined based on the number of “Zhonghua” sedans produced by Shenyang Automotive using these machineries and equipment at a predetermined formulated unit charge. As of the date of approval of these financial statements, the basis of service fees has not yet been finalized and service fees of approximately RMB17,438,000 have been accrued as of December 31, 2003.

(e)	Shenyang Automotive transferred the legal titles and ownership of certain buildings with an aggregate net book value of approximately RMB225,185,000 to BMW Brilliance in consideration of approximately RMB248,684,000 and entered into an agreement with BMW Brilliance to lease-back a substantial portion of the buildings. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such buildings at the purchase price less depreciation over a specified period upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. For financial reporting purposes, the buildings were retained as fixed assets on the balance sheet of the Group and the portion of consideration received from BMW Brilliance up to December 31, 2003 amounting to approximately RMB74,605,000 is treated as a financing and will be partially offset against the lease rental payable in future years. The remaining balance of approximately RMB174,079,000 will be received from BMW Brilliance when certain conditions specified in the agreement of sale are fulfilled. Such amount will be accounted for as additional financing.

12.	INTANGIBLE ASSETS

	2003	2002
	RMB’000	RMB’000
Cost
Beginning of year	681,750	681,100
Additions	822,587	650

End of year	1,504,337	681,750

Accumulated amortization
Beginning of year	(56,784)	—
Amortization for the year	(227,077)	(56,784)
End of year	(283,861)	(56,784)
Net book value
End of year	1,220,476	624,966
Beginning of year	624,966	681,100

Included in the intangible assets were mainly:

(a)	Sedan design right with original cost of RMB681.1 million representing rights, titles and interests in certain design and engineering agreements and technical assistance agreement in relation to “Zhonghua” sedans acquired from an affiliated company of BHL in 2000; and

(b)	Components and parts technology right with original cost of RMB820 million representing rights, title and interests in the design of the components and spare parts for “Zhonghua” sedans. It was injected by JinBei, the joint venture partner of Shenyang Automotive, as part of its additional capital contributions to Shenyang Automotive during the year at an agreed fair value of RMB820 million (see Note 28(i)).

For each of the five years ending December 31, 2008, the estimated amortization expense of the intangible assets in existence as of December 31, 2003 will be approximately RMB227 million.

13.	INVESTMENTS IN ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES

Investments in associated companies and jointly controlled entities as of December 31, 2003 consist of:

	Place of	Percentage of equity
	establishment/	interest/voting right
Name of company	incorporation	held indirectly	Principal activities
Associated companies:
Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. (“Shenyang Aerospace”)	Shenyang, the PRC	12.77%	Manufacture and sale of automotive engines
Chongqing FuHua Automotive Sales Service Co., Ltd. (“Chongqing Fuhua”)	Chongqing, the PRC	30%	Trading of BMW sedans
Jointly controlled entities:
Mianyang Xinchen Engine Co., Ltd. (“Mianyang Xinchen”)	Mianyang, the PRC	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks
Shenyang Xinguang Brilliance Automobile Engine Co., Ltd. (“Xinguang Brilliance”)	Shenyang, the PRC	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks
BMW Brilliance Automotive Ltd. (“BMW Brilliance”)	Shenyang, the PRC	49.005%	Manufacture and sale of BMW sedans
Shenyang HuaBao Automotive Sales Service Co., Ltd. (“Huabao”)	Shenyang, the PRC	50%	Trading of BMW sedans
Shenyang ChenBao Automotive Sales Service Co., Ltd. (“Chenbao”)	Shenyang, the PRC	50%	Trading of BMW sedans

The carrying values of investments in associated companies and jointly controlled entities are:

	2003	2002
	RMB’000	RMB'000
Investments in associated companies:
Shenyang Aerospace	321,636	187,697
Chongqing Fuhua	4,276	—

	325,912	187,697

Investments in jointly controlled entities:
Mianyang Xinchen	358,368	287,829
Xinguang Brilliance	478,864	443,920
Huabao	7,735	—
Chenbao	2,500	—
BMW Brilliance	550,032	—

	1,397,499	731,749

	1,723,411	919,446

SJAI and BMW Holdings BV, a wholly owned subsidiary of BMW AG, established a joint venture, BMW Brilliance, on May 23, 2003. BMW Brilliance is 50%-owned by each of SJAI and BMW Holdings BV. The business scope of BMW Brilliance is to produce and sell BMW passenger cars, engines, parts and components and to provide after-sales services (including repair and maintenance and sale of spare parts) relating to its products. Profit or loss for BMW Brilliance will be shared as to 50% by each of SJAI and BMW Holdings BV, in proportion to their respective proportionate contributions to the registered capital of BMW Brilliance.

The acquisitions of associated companies and jointly controlled entities have been accounted for using the purchase method of accounting. The tangible assets were valued in the acquisitions at their estimated fair values. The excess of the purchase price over the fair values of the net assets acquired has been accounted for as goodwill. The carrying values of goodwill of the acquired associated companies and jointly controlled entities, which are included in the carrying amount of investments in associated companies and jointly controlled entities, are:

	2003	2002
	RMB’000	RMB’000
Shenyang Aerospace	31,983	31,983
Mianyang Xinchen	91,410	91,410
Xinguang Brilliance	299,694	299,694

	423,087	423,087

Before the adoption of SFAS No. 142 as of January 1, 2002, equity method goodwill was amortized on a straight-line basis over the expected future economic life. Since January 1, 2002, goodwill ceased to be amortized. Pro-forma disclosures for goodwill are presented in Note 14.

The equity shares in the income (loss) of the associated companies and jointly controlled entities in 2003 and 2002 are:

	2003	2002
	RMB’000	RMB’000
Associated companies:
Compass Pacific Holdings Limited (“Compass Pacific”)	—	(3,989)
Zhengtong	—	(6,014)
Shenyang Aerospace	132,331	33,937
Chongqing Fuhua	526	—

	132,857	23,934
Jointly controlled entities:
Mianyang Xinchen	68,662	66,955
Xinguang Brilliance	33,388	47,256
Huabao	235	—
BMW Brilliance	(125,671)	—
	(23,386)	114,211
	109,471	138,145

Since November 2002, certain directors of the Company ceased to be directors of Compass Pacific, a formerly associated company. As such, the directors consider that the Company can no longer exert significant influence over Compass Pacific, and the investment in Compass Pacific was reclassified as investment securities._Combined unaudited financial information of the associated companies is summarized as follows:

	2003	2002
	RMB’000	RMB’000
Revenue	2,343,593	1,061,799

Profit before taxation, net	635,046	168,916
Net income	631,546	168,916
Current assets	1,156,831	1,071,457
Non-current assets	1,194,894	641,660

Total assets	2,351,725	1,713,117

Current liabilities	(531,350)	(383,179)
Long-term liabilities	(431,791)	(585,402)
Total liabilities	(963,141)	(968,581)
Total shareholders’ equity	1,388,584	744,536

Combined unaudited financial information of the jointly controlled entities is summarized as follows:

	2003	2002
	RMB’000	RMB’000
Revenue	3,211,424	1,025,520
(Loss)/profit before taxation, net	(31,905)	240,830
Net (loss)/income, net	(47,943)	222,857
Current assets	4,668,626	808,159
Non-current assets	1,268,248	171,093

Total assets	5,936,874	979,252
Current liabilities	(4,297,464)	(475,033)

Total shareholders’ equity	1,639,410	504,219

14.	GOODWILL

Before the adoption of SFAS No. 142 as of January 1, 2002, goodwill was amortized on a straight-line basis over the expected future economic life. Since January 1, 2002, goodwill ceased to be amortized.

Pro-forma disclosures of net income and earnings per share in all periods presented excluding amortization of goodwill arising from acquisition of subsidiaries, associated companies and jointly controlled entities in accordance with SFAS No. 142 are as follows:

	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Reported net income	780,842	610,465	887,077
Goodwill amortization	—	—	6,200
Equity method goodwill amortization	—	—	11,313
Adjusted net income	780,842	610,465	904,590
Reported basic earnings per share	RMB0.2130	RMB0.1665	RMB0.2510
Goodwill amortization	—	—	RMB0.0018
Equity method goodwill amortization	—	—	RMB0.0032
Adjusted basic earnings per share	RMB0.2130	RMB.0.1665	RMB0.2560

	2003	2002	2001
Reported diluted earnings per share	RMB0.2116	RMB0.1665	RMB0.2510
Goodwill amortization	—	—	RMB0.0018
Equity method goodwill amortization	—	—	RMB0.0032
Adjusted diluted earnings per share	RMB0.2116	RMB.0.1665	RMB0.2560

15.	PREPAYMENT FOR A LONG-TERM INVESTMENT

On December 29, 2003, SJAI (a 98.01% indirectly-owned subsidiary of the Company) and SXID (a 99.0% indirectly-owned subsidiary of the Company) entered into the agreements with the respective sellers in relation to the acquisition of the entire equity interests of SAIAM and Shenyang XinJinBei Investment Co., Ltd. (“SXI”), respectively. SAIAM and SXI are interested in 29.9% and 11% of the issued share capital of JinBei, respectively. The consideration for the acquisitions was RMB600 million and was determined after arm’s length negotiations between the parties taking into account the net liabilities position and net asset value of SAIAM and SXI, respectively.

The transfer of the entire interest of SAIAM is subject to the approval of State-Owned Assets Supervision and Administration Commission of the State Council and the acquisitions are subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shares of JinBei under Regulation on Acquisitions of Listed Companies by the China Securities Regulatory Commission. Upon completion of the acquisitions, the Group will be effectively interested in an aggregate of approximately 40.1% of the issued share capital of JinBei.

As of December 31, 2003, the Group has paid RMB600 million to the shareholders of SAIAM and SXI and the amount was recorded as prepayment for a long-term investment by the Group.

16.	CONVERTIBLE BONDS

	2003	2002
	RMB’000	RMB’000
Convertible bonds issued at par	1,654,300	—
Accrued interest expense	1,187	—

	1,655,487	—

On November 28, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd., issued zero coupon guaranteed convertible bonds (the “Bonds”) due 2008 with principal amount of US$200,000,000 (equivalent to approximately RMB1,654.3 million). The Bonds are listed on the Luxembourg Stock Exchange.

The Bonds are convertible into fully paid ordinary shares of US$0.01 each of the Company at an initial conversion price of HK$4.60 per share, subject to the following two events, at any time on or after January 8, 2004, and up to and including November 14, 2008, unless the Bonds previously have been redeemed or previously have matured.

(i)	The Bonds will mature on November 28, 2008. At any time from November 28, 2005 through November 14, 2008, all, or from time to time, some of the aggregate outstanding principal amount of the Bonds is redeemable at the option of Brilliance China Automotive Finance Ltd. at the early redemption amount if the closing price of the shares on the SEHK for each of the last 20 consecutive trading days has been at least 130% of the conversion price or if at least 90% in principal amount of the Bonds has been converted, redeemed or purchased and cancelled. Unless previously converted, redeemed or purchased and cancelled, the Bonds will be redeemed at 100% of their outstanding principal amount on November 28, 2008.

(ii)	All or some of the Bonds may be redeemed at the option of the relevant holder on November 28, 2006 at 102.27% of their principal amount. The Bonds may also be redeemed, in whole or in part, at the option of the holders at the Early Redemption Amount on the occurrence of a change of control of the Company. The Bonds may also be redeemed at the option of the holders if the shares of the Company cease to be listed or admitted for trading on the SEHK.

As of December 31, 2003, none of the Bonds had been converted into the ordinary shares of the Company.

17.	DEFERRED EXPENSES

	2003	2002
	RMB’000	RMB’000
Direct expenses incurred in connection with the issuance of convertible bonds (Note 16)	44,599	—
Amortization of deferred expenses	(1,486)	—

	43,113	—
Deferred expenses — current portion	(8,920)	—

Deferred expenses — non-current portion	34,193	—

18.	NOTES PAYABLE

As of December 31, 2003 and 2002, certain notes payable were bank notes secured by short-term bank deposits of approximately RMB1,857 million and RMB1,350 million, respectively, and notes receivable of approximately RMB281 million and Nil, respectively.

19.	TAXES PAYABLE

Taxes payable consist of:

	2003	2002
	RMB’000	RMB’000
VAT payable	24,942	54,314
Income taxes payable	115,887	133,920
Others	165,783	155,249

	306,612	343,483

20.	SHORT-TERM BANK LOANS

Short-term bank loans were drawn for working capital purposes and to finance construction-in-progress, and are denominated in Renminbi and U.S. Dollars. The loans are repayable within one year and bear interest at the prevailing lending rates in the PRC, which ranged from 5.31% to 5.841% per annum during the year ended December 31, 2002, and from 5.58% to 8.53% per annum during the year ended December 31, 2001. The weighted average borrowing rate as of December 31, 2002 and 2001 was 5.487% and 6.002%, respectively. There were no short-term bank loans as of December 31, 2003.

As of December 31, 2002, the Group’s short-term bank loans were secured by certain of the Group’s buildings and machineries and equipment with net book value of RMB150 million.

21.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

As of December 31, 2003, the Group had approximately RMB1,742.8 million (2002: RMB1,021.9 million) in outstanding commitments of which certain items are denominated in Deutsch Marks, Japanese Yen, U.S. Dollars and Euros. The amount included contracted but not provided for capital commitment for construction projects, investment and acquisition, purchase of equipment, and others amounting to approximately RMB683.1 million (2002: RMB710.9 million), future aggregate minimum lease payments under non-cancellable operating leases regarding leased properties amounting to approximately RMB76.1 million (2002: RMB85.6 million), and authorized but not contracted for capital commitment amounting to approximately RMB983.6 million (2002: RMB225.4 million).

The future aggregate minimum lease payments under non-cancellable operating leases regarding leased properties are detailed as follows:

2003
RMB’000
Within one year	11,526
One to two years	7,810
Two to three years	3,593
Three to four years	3,230
Four to five years	3,230
Over five years	46,687

76,076

(b)	Contingent liabilities

(i)	The Group had endorsed or discounted bank notes which were not yet honored by the issuers as of December 31, 2003 and 2002 amounting to approximately RMB1,492 million and RMB1,414 million, respectively.

(ii)	As of December 31, 2003, certain subsidiaries of the Group had provided the following guarantees:

(1)	Corporate guarantees of approximately RMB690 million (2002: RMB740 million) for revolving bank loans and notes drawn by affiliated companies of Shanghai Shenhua:

The guarantee arose from the mutual negotiation between Shenyang Automotive and Shanghai Shenhua. Associated with the corporate guarantee, Shanghai Shenhua also provided a cross guarantee for the bank facilities of Shenyang Automotive. The guarantee was for revolving activities of Shanghai Shenhua and will be terminated upon mutual agreements between Shenyang Automotive and Shanghai Shenhua. If Shanghai Shenhua defaults on the repayment of its bank loans or notes when they fall due, Shenyang Automotive is required to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. As of December 31, 2003, the guarantee provided for the bank loans and notes drawn by affiliated companies of Shanghai Shenhua was approximately RMB690 million (2002: RMB740 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2003. However, default by Shanghai Shenhua and its affiliated companies is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2003.

(2)	A joint and several proportional guarantee with all the joint venture partners of Shenyang Aerospace on a long-term bank loan of approximately RMB344 million (2002: RMB374 million) drawn by Shenyang Aerospace which will expire in 2008:

The guarantee was provided by the joint venture partners of Shenyang Aerospace for its long-term loan financing needs during its start-up period. If Shenyang Aerospace defaults on the repayment of its bank loan when it falls due, the joint venture partners are jointly and severally liable to repay the outstanding balance. There is no recourse or collateralization provision in the guarantee. As of December 31, 2003, the guarantee provided for the outstanding bank loan of Shenyang Aerospace was RMB344 million (2002: RMB374 million), which is also the maximum potential amount of future payments under the guarantee as of December 31, 2003. However, default by Shenyang Aerospace is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2003.

(3)	Corporate guarantees for bank loans amounting to RMB300 million drawn by an affiliated company of BHL. The same amount of bank deposits were pledged as a collateral for the corporate guarantees. However, default by the affiliated company of BHL is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2003.

(4)	Corporate guarantees of bank loans amounting to RMB100 million drawn by JinBei. The same amount of bank deposits were pledged as a collateral for the corporate guarantees. However, default by JinBei is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2003.

(5)	A guarantee to BMW Holdings BV guaranteeing the performance by SJAI of its obligations under the joint venture agreement for establishment of BMW Brilliance. However, default by SJAI is considered remote by management and therefore no liability for the guarantor’s obligation under the guarantee existed as of December 31, 2003.

(iii)	As of December 31, 2003, subsidiaries of the Group had issued letter of credits amounting to approximately RMB32 million (2002: RMB44 million). Approximately RMB7.2 million (2002: Nil) of the issued letter of credits was secured by pledged bank deposits.

(iv)	On January 21, 2003, a writ dated January 21, 2003 (the “Writ”) brought by Broadsino Finance Company Limited (“Broadsino”), the Plaintiff, was filed with the Supreme Court of Bermuda and an ex parte Court Order dated January 22, 2003 (the “Court Order”) granted by the Supreme Court of Bermuda in favour of Broadsino was served on the registered office of the Company in Bermuda. The Writ alleged that the interest of the Chinese Financial Education Development Foundation (the “Foundation”), the then substantial shareholder of the Company, in 1,446,121,500 shares of the Company (the “Sale Shares”) was held in trust for Broadsino and was improperly transferred to Huachen Automotive Group Holdings Company Limited (“Huachen”). The Court Order restrained the Company from among other things: (a) registering the transfer of the Sale Shares by the Foundation to Huachen and/or Huachen to certain directors of the Company; or (b) if such transfer has already been registered, registering any further dealings in such Sale Shares, in each case pending determination by the Supreme Court of Bermuda of the legal proceedings initiated by Broadsino against the Company, the Foundation, Huachen and certain directors of the Company. Broadsino claims that the Company was aware of the trust arrangement and further alleges that the Company knowingly participated in a breach of that trust arrangement by allowing the transfer of the Sale Shares from the Foundation to Huachen. Broadsino seeks recovery of the Sale Shares and, in the alternative, damages.

Upon application by the Company, the Court Order was discharged by a judgement of the Supreme Court of Bermuda given on February 11, 2003. On February 26, 2003, a statement of claim was filed by Broadsino as a procedural step in furtherance of the legal proceedings. On March 10, 2003, the Company has taken out summons (the “Strikeout Summons”) at the Supreme Court of Bermuda to have the Writ and the statement of claim struck out. The strike-out proceedings were duly heard before the Supreme Court of Bermuda on July 22 and 23, 2003. On December 31, 2003 the Supreme Court of Bermuda issued its judgement on the strike-out proceedings, and struck-out the Writ in respect of legal proceedings brought by Broadsino against the Company. On March 4, 2004, Broadsino submitted an application for leave to appeal to the Supreme Court of Bermuda, but at the hearing of the application before the court on March 9, 2004, Broadsino’s application was refused.

The directors of the Company do not believe this litigation to have any significant impact on the financial position of the Company or the Group.

(v)	On or about October 25, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company. The claim was for approximately US$4.3 million (equivalent to approximately RMB35.6 million) with respect to loss of salary plus bonuses, share options and damages for alleged unreasonable dismissal. The claim was dismissed by the Labour Tribunal in Hong Kong on January 28, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on July 4, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”). At a directions hearing held on September 5, 2003, the High Court ordered Mr. Yang to file and serve his statement of claim by September 19, 2003. On September 16, 2003, a statement of claim was served on the Company. On November 4, 2003, the Company filed the defence and counterclaim with the High Court. Further affirmations were filed by Mr. Yang in December 2003, January 2004 and March 2004. The Company also filed additional affirmations in February 2004. Neither court judgement nor hearing has been scheduled up to the date of approval of these financial statements. Based on the claims set out in the statement of claim, the directors of the Company do not believe the Action has had or will have any significant impact on the financial position of the Company or the Group. The directors of the Company intend to defend the Action vigorously.

22.	CAPITAL STOCK

	2003			2002			2001
	Number of shares	Amount		Number of shares	Amount		Number of shares	Amount
	’000	’000		’000	’000		’000	’000
Authorized:
Common stock of US$0.01 each	5,000,000	US$	50,000	5,000,000	US$	50,000	5,000,000	US$	50,000
Issued and fully paid:
Common stock of US$0.01 each	3,668,391	RMB303,388		3,666,053	RMB303,194		3,666,053	RMB303,194

During 2003, an employee of the Group exercised certain of his stock options and as a result 2,338,000 shares of common stock of US$0.01 each were issued at a price of HK$1.896 per share (Note 23). These new shares ranked pari passu with existing shares.

23.	STOCK OPTIONS

Original share option scheme approved in 1999

Upon the listing on the Company’s shares on the SEHK, the Company adopted an employee share option scheme (the “Scheme”). Pursuant to the Scheme, the Company’s Board of Directors may grant options to employees of the Group to subscribe for the Company’s common stock at a price which shall be the higher of:

(a)	a price being not less than 80%, of the average closing price of the common stock on the relevant stock exchange as stated in such stock exchange’s quotation sheets for the five trading days immediately preceding the relevant date in respect of such options; and

(b)	the nominal value of the common stock.

The maximum number of shares on which options may be granted may not exceed 10% of the issued share capital of the Company excluding any shares issued on the exercise of the option from time to time.

On June 2, 2001, share options were granted to certain directors and employees of the Group, entitling them to subscribe for a total of 31,800,000 shares of the Company’s common stock at HK$1.896 per share. The exercisable period of these options is from June 2, 2001 to June 1, 2011. The compensation expense associated with these grants was approximately RMB15.5 million and was charged to income during the year ended December 31, 2001. As a result, the additional paid-in capital for the year ended December 31, 2001 was increased by RMB15.5 million. During the year ended December 31, 2003, 2,338,000 (2002: Nil) shares of the above share options were exercised. Accordingly, the common stock and additional paid-in capital were increased by approximately RMB194,000 and RMB4,507,000, respectively. No option was granted under this scheme in 2003 and 2002.

No. of stock options
(’000)
As of January 1, 2002	31,800
Granted	—
Exercised	—
Cancelled/lapsed	(13,972)
As of December 31, 2002	17,828
Granted	—
Exercised	(2,338)
Cancelled/lapsed	—
As of December 31, 2003	15,490

New share option scheme approved in 2002

On June 28, 2002, the Company adopted a new share option scheme (the “New Scheme”) in compliance with the amendments to the listing rules and regulations of SEHK which came into effect on September 1, 2001. The New Scheme has come into effect on July 15, 2002 and the original share option scheme adopted by the Company on September 18, 1999 (as described above) was terminated. Any new share option granted after July 15, 2002 will be in accordance with the terms of the New Scheme, but the outstanding share options granted in 2001 will not be affected. Pursuant to the New Scheme, the Company’s Board of Directors may grant options to the participants (include the Group’s employees, non-executive directors, suppliers and customers, etc.) to subscribe for the Company’s common stock at a price which shall not be lower than the higher of:

(a)	the closing price of the common stocks on the relevant stock exchange as stated in such stock exchange’s quotation sheet on the date of grant, which must be a trading date;

(b)	the average closing price of the common stocks on the relevant stock exchange as stated in such stock exchange’s quotation sheets for the five trading days immediately preceding the date of grant; and

(c)	the nominal value of the common stock.

As of December 31, 2003, no share option was granted under the New Scheme.

Call Option Agreements

On December 18, 2002, Huachen entered into a principal agreement (the “Principal Agreement”) with the Foundation to purchase from the Foundation a total of 1,446,121,500 shares of common stock, representing approximately 39.446% of the then issued share capital of the Company and the Foundation’s entire shareholding interest in the Company. Completion of the Principal Agreement took place upon signing.

On December 18, 2002, each of Mr. Wu Xiao An, Mr. Su Qiang, Mr. Hong Xing and Mr. He Tao (the “Management Directors”) entered into a call option agreement (“Call Option Agreements”) with Huachen, immediately after the Principal Agreement was entered into and after completion of the sale and purchase of the common stocks pursuant thereto. Pursuant to the terms of the Call Option Agreements, Huachen granted to each of the Management Directors a call option in respect of a specified number of shares of common stock, totaling 346,305,630 shares in aggregate and representing approximately 9.446% of the then issued share capital of the Company, at an exercise price of HK$0.95 per share. Each call option is exercisable in whole or in part at any time during the period of 3 years commencing from the date falling 6 months after February 6, 2003, the closing date of the general offer made to the remaining shareholders by Huachen and the Management Directors dated December 18, 2002.

Under the terms of the Call Option Agreements, the Management Directors may elect to pay the exercise price in full or to pay 10% of the exercise price at the time of exercise of the option. If the Management Directors elect the latter payment option, the balance of the exercise price will be payable, without interest, within a 3-year period after the date of completion of the purchase of the relevant common stock, and the shares will be pledged as security in favor of Huachen until full payment of the exercise price.

As a result of the Call Option Agreements entered into between Huachen and the Management Directors, compensation expense associated with these call options is being recognized by the Company on a straight-line basis from December 18, 2002 to August 6, 2003, the date that the call options become fully vested. Accordingly, compensation expenses of approximately RMB173.2 million and RMB10.3 million were charged to the income statements for the years ended December 31, 2003 and 2002, respectively.

As of December 31, 2003, none of the call options had been exercised.

Pro-forma disclosures setting forth compensation expense assuming the Company had determined it based on the fair value of the stock options in accordance with SFAS No. 123 and No. 148 are presented in Note 3(r).

The fair value of each option granted is estimated using the Black-Scholes option pricing model. The weighted average assumptions used for grants of share options made in 2002 and 2001 are as follows:

	2002	2001
Risk-free interest rate	4.96%	5.71%
Expected option life (days of share option outstanding)
— Exercised on August 12, 2000	N/A	N/A
— Exercised on August 18, 2000	N/A	N/A
— Exercised on August 29, 2000	N/A	N/A
— Issued on June 2, 2001	N/A	10 years
— Issued on December 18, 2002	1 year	N/A
Expected dividend yield	4.11%	3.98%
Volatility	48.01%	75.88%

24.	DISTRIBUTION OF PROFIT

As stipulated by the relevant laws and regulations for foreign-invested enterprises in the PRC, the Company’s subsidiaries are required to maintain discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund and a staff welfare and incentive bonus fund. The dedicated capital is to be appropriated from statutory net income as stipulated by statute or by the board of directors of respective subsidiaries and recorded as a component of shareholders’ equity. For the years ended December 31, 2003, 2002 and 2001, the subsidiaries of the Company appropriated approximately RMB100.0 million, RMB60.8 million and RMB66.2 million, respectively, to the general reserve fund. No appropriation to the enterprise expansion fund was made by the subsidiaries for the years ended December 31, 2003, 2002 and 2001.

As approved by the board of directors of Xing Yuan Dong in accordance with the relevant laws and regulations, dedicated capital of Xing Yuan Dong amounting to RMB120 million was released for capitalization as paid-in capital of Xing Yuan Dong. Such release was credited to the capital reserve, which represents the capitalization of the retained earnings of Xing Yuan Dong and is a non-distributable reserve of the Group.

Dividends declared by the Company’s subsidiaries are based on the distributable profits as reported in the statutory financial statements and amounted to RMB673.5 million, RMB1,567.1 million and RMB250.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. Distributions received from the Company’s subsidiaries are denominated in U.S. Dollars and are translated at the prevailing unified exchange rate in the PRC. Total accumulated distributable profits of the Company’s subsidiaries amounted to RMB647.3 million and RMB325.8 million as of December 31, 2003 and 2002, respectively. The distributable profits of subsidiaries are different from the amounts reported under U.S. GAAP. The Company’s share of undistributed earnings retained in the associated companies and jointly controlled entities amounted to approximately RMB29.8 million and RMB271.2 million as of December 31, 2003 and 2002, respectively.

Dividends declared by the Company during 2003 and 2002 consist of:

	2003	2002
	RMB’000	RMB’000
2002 and 2001 final dividends of HK$0.01 and HK$0.005 per share, respectively	39,210	19,605
2003 and 2002 interim dividends of HK$0.01 and HK$0.004 per share, respectively	38,541	15,690

	77,751	35,295

On April 22, 2004, the Company proposed a final dividend of HK$0.01 per share totaling approximately RMB38,885,000.

25.	RELATED PARTY TRANSACTIONS

An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interest in the Company or are in a position to exercise significant influence over the Company. Parties are also considered to be affiliated if they are subject to common control or common significant influence._Save as disclosed elsewhere in the financial statements, particulars of significant transactions with affiliated companies (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are summarized below:

(a)	Amounts due from affiliated companies arising from trading activities:

	2003	2002
	RMB’000	RMB’000
Due from Shanghai Yuantong (Note (i))	355,835	655,835
Due from Shanghai Shenhua and its affiliated companies	54,967	63,608
Due from affiliated companies of BHL	—	41,675
Due from affiliated companies of JinBei	53,242	11,015
Due from affiliated companies of the joint venture partner of Ningbo Yuming	4,408	280
Due from associated companies and jointly controlled entities	46,453	11,376
Receivable arising from the disposal of machineries and equipment to BMW
Brilliance (Note (ii))	269,003	—

	783,908	783,789
Provision for doubtful debts	(9,720)	(9,723)

	774,188	774,066

(i)	Subsequent to December 31, 2003, RMB350 million of endorsed bank notes were received.

(ii)	The outstanding balance is unsecured, non-interest bearing and will be settled by BMW Brilliance when certain conditions specified in the agreement of sale are fulfilled (See also Note 11(d)).

Except for (ii) above, the amounts due from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(b)	Notes receivable from affiliated companies arising from trading activities consisted of the following:

	2003	2002
	RMB’000	RMB’000
Notes receivable from affiliated companies of JinBei	4,505	6,613
Notes receivable from Shanghai Shenhua	487,770	156,240
Notes receivable from Shanghai Yuantong	—	3,325
Notes receivable from affiliated companies of the joint venture partner of Ningbo Yuming	3,000	—
Notes receivable from other affiliated companies of BHL	—	20,807
Notes receivable from associated companies and jointly controlled entities	31,900	26,000

	527,175	212,985

All the notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of six months or less. The fair value of the notes receivable approximates their carrying value.

(c)	As of December 31, 2003, included in prepayments and other current assets were approximately RMB26 million (2002: RMB263 million) of prepayments for purchases of raw materials made to an affiliated company of BHL.

As of December 31, 2003, included in other receivables were outstanding proceeds of RMB20 million (2002: RMB220 million) arising from the disposal of an associated company to an affiliated company in December 2002 (Note 9).

(d)	Amounts due to affiliated companies arising from trading activities consisted of the following:

	2003	2002
	RMB’000	RMB’000
Due to associated companies and jointly controlled entities	375,396	398,523
Due to Shanghai Shenhua and its affiliated companies	84,417	101,029
Due to JinBei and its affiliated companies	216,559	196,186
Due to other affiliated companies of BHL	2,478	21,839
Due to affiliated companies of the joint venture partner of Ningbo Yuming	1,037	10,225
Due to affiliated companies of the joint venture partner of Xinguang Brilliance	4,967	1,567

	684,854	729,369

The amounts due to affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(e)	Notes payable to affiliated companies arising from trading activities consisted of the following:

	2003	2002
	RMB’000	RMB’000
Notes payable to affiliated companies of JinBei	27,272	—
Notes payable to associated companies and jointly controlled entities	8,059	—
Notes payable to other affiliated companies	100	—

	35,431	—

(f)	Save as disclosed elsewhere in the financial statements, significant transactions with affiliated companies consisted of:

	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Sales to JinBei and its affiliated companies	150,637	56,438	14,923
Purchases from JinBei and its affiliated companies	986,828	712,061	317,046
Sales to Shanghai Shenhua and its affiliated companies	1,984,715	1,664,156	907,232
Purchases from Shanghai Shenhua and its affiliated companies	222,940	375,402	164,323
Sales to other affiliated companies of BHL	504	150,390	59,816
Purchases from other affiliated companies of BHL	93,498	99,514	274,379
Sales to Shanghai Yuantong	—	710,100	2,622,002
Sales to associated companies and jointly controlled entities	171,512	102,024	61,683
Purchases from associated companies and jointly controlled entities	1,597,289	1,014,057	635,373
Sales to affiliated companies of the joint venture partner of Ningbo Yuming	5,135	—	—
Purchases from affiliated companies of the joint venture partner of Ningbo Yuming	16,338	14,580	33,524
Operating lease rental on machineries and equipment charged by a jointly controlled entity	12,000	—	—
Research and development expenses to third parties under contracts assumed from an affiliated company of BHL at original cost	—	116,000	—
Long-term prepayment for fixed assets to a third party under a contract assumed from an affiliated company of BHL at original cost	—	18,305	—
Acquisition of Key Choices from BHL	—	—	278,213
Sales of fixed assets to an affiliated company of BHL	—	—	5,558
Sales of fixed assets to an associated company	—	—	18,425
Purchases of fixed assets and other assets from other affiliated companies of BHL	—	—	41,984
Purchases of moulds from an affiliated company of Shanghai Shenhua	—	—	35,750
Advertising expenses reimbursed by Shanghai Yuantong	—	—	64,070
Management expenses reimbursed to and consultancy fees paid to BHL	—	5,182	12,405
Interest income from Shanghai Yuantong	—	—	15,930
Interest income from BHL and its affiliated companies	—	—	23,709

The above transactions were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors.

During the year ended December 31, 2002, JinBei allowed Shenyang Automotive to use the technology of components in the manufacturing of “Zhonghua” sedans.

Other significant transactions with affiliated companies consisted of:

i.	Trademark license

Pursuant to a trademark license agreement, JinBei granted Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely.

ii.	Guarantees provided to affiliated companies

Please refer to Note 21 (b) (ii) for details of the guarantees provided to affiliated companies.

(g)	The advances to affiliated companies consisted of:

	2003	2002
	RMB’000	RMB’000
Advances to BHL and its affiliated companies	172,955	907,191
Advance to Zhuhai Brilliance Holding Company Limited	—	360,000
Advances to affiliated companies of JinBei	69,748	6,613
Advances to other affiliated companies	779	30,892

	243,482	1,304,696

The advances to affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(h)	The advances from affiliated companies consisted of:

	2003	2002
	RMB’000	RMB’000
Advances from a joint venture partner of Shenyang Aerospace	—	139,529
Advances from affiliated companies of BHL	15,294	13,951
Advances from an associated company	—	1,264
Advances from an affiliated company of Shanghai Shenhua	—	1,586
Advances from affiliated companies of JinBei	516	2,092
Advances from affiliated companies of the joint venture partner of Ningbo Yuming	1,845	3,998
Advances from other affiliated companies	382	—
Financing received from BMW Brilliance (Note 11(e))	74,605	—

	92,642	162,420

Save for the financing received from BMW Brilliance as detailed in Note 11(e), other advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(i)	As of December 31, 2003 and 2002, the Company had advanced approximately RMB3,528.1 million and RMB3,031.3 million, respectively, to its subsidiaries, of which approximately RMB2,288.9 million and RMB699.3 million bear interest at 5.0% to 5.8% per annum and 5.0% per annum, respectively.

26.	RETIREMENT PLAN AND EMPLOYEES’ BENEFIT

As stipulated by the regulations of the PRC government, the Company’s subsidiaries in the PRC have defined contribution retirement plans for their employees. The PRC government is responsible for the pension liability to these retired employees. The Company’s subsidiaries are required to make specified contributions for the state-sponsored retirement plan at 22% to 23.5% of the basic salary costs of their staff for 2003 (2002: 23.5% to 25%; 2001: 20% to 23.5%) payable to a Chinese insurance company. The retirement plan contributions payable for the years ended December 31, 2003, 2002 and 2001 were approximately RMB50.4 million, RMB26.8 million and RMB21.2 million, respectively. In addition to the pension contributions, pursuant to the relevant laws and regulations of the PRC, the Company’s subsidiaries are required to provide benefits such as housing funds, medical insurance and unemployment insurance for their PRC employees. These provisions, which were approximately RMB46.5 million, RMB21.2 million and RMB10.4 million for the years ended December 31, 2003, 2002 and 2001, respectively, were calculated at a certain percentage (approximately 13% to 18% in 2003, 11% to 18.9% in 2002 and 9.8% to 10.9% in 2001) of the employees’ basic salaries.

The Group’s Hong Kong employees are covered by the mandatory provident fund which is managed by an independent trustee. The Group and its Hong Kong employees each makes monthly contribution to the scheme at 5% of the employees’ cash income with maximum contributions by each of the Group and the employees limited to HK$1,000 per month. The retirement benefit scheme cost charged to the income statement represents contributions payable by the Company to the fund. During the years ended December 31, 2003, 2002 and 2001, contributions amounting to approximately HK$150,000, HK$146,000 and HK$160,000, respectively, were made.

27.	EXECUTIVE BONUS PLAN

Certain officers of the Company are participants in the Executive Bonus Plan (the “Plan”). The Plan provides that up to 5% of the Company’s net income be set aside each year for distribution among plan participants based upon performance as determined by the Company’s board of directors. The allocation of bonuses among participants is determined at the discretion of the President of the Company. For the year ended December 31, 2001, no bonus was allocated. For the years ended December 31, 2003 and 2002, the Company accrued RMB34.4 million and RMB21.6 million, respectively, under the Plan.

28.	SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Cash paid for:
Interest (net of amount capitalized:
2003: RMB Nil;
2002: RMB800,000; 2001: RMB49,164,000)	165,924	202,968	178,028
Income taxes	163,687	112,579	183,845

During the years ended December 31, 2003, 2002 and 2001, major non-cash transactions included:

(i)	As approved by the joint venture partners of Shenyang Automotive, the registered capital and total investment of Shenyang Automotive was increased by approximately RMB2,260 million, which was contributed by the Company and JinBei in proportion to their original equity interests in Shenyang Automotive. The Company contributed 51% of the increase in paid-in capital by way of capitalization of its dividend receivable from a subsidiary amounting to approximately RMB1,152.6 million. JinBei contributed the remaining 49% of the paid-in capital by injecting buildings amounting to approximately RMB41.0 million (Note 11(a)), long-term prepayment for rental of land amounting to approximately RMB64.4 million (Note 11(a)), components and parts technology right amounting to RMB820 million (Note 12(b)) and approximately RMB182 million in cash.

(ii)	During the year ended December 31, 2001, purchase consideration amounting to approximately RMB278 million for the acquisition of an indirect equity interest in a subsidiary was offset against certain receivable balances from affiliated companies.

(iii)	During the year ended December 31, 2001, amounts due from and due to affiliated companies of approximately RMB87 million were offset after agreement among the parties.

(iv)	During the year ended December 31, 2001, the Company acquired a 100% equity interest in Key Choices. In conjunction with the acquisition, assets and liabilities were assumed as follows:

		RMB’000
Cash paid for the acquisition		278,213
Fair value of net assets acquired
Assets	111,165
Liabilities	(24,219)

		(86,946)

Goodwill arising from acquisition		191,267

29.	OTHER SUPPLEMENTAL INFORMATION

The following items are charged to the consolidated statements of income:

	Year ended December 31,
	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Import tariffs	104,598	68,168	66,394
Research and development costs	191,433	304,936	26,825
Foreign exchange (gains)/losses	(120)	2,786	11,608
Provision for impairments of property, plant and equipment	6,027	2,547	30,950
Provision for impairment of investment securities	—	8,500	—
Provision for doubtful debts	4,825	18,921	1,352

30.	SEGMENT INFORMATION

SFAS No. 131 establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

Before 2002, the Group’s operating segment consisted solely of the manufacture and sale of minibuses and automotive components through its subsidiaries within the PRC. No separate financial information and segment information was disclosed.

In 2002 and 2003, the Group began manufacturing and selling “Zhonghua” sedans and BMW sedans, respectively, which are managed separately because each of them represents a strategic business unit that serves a different market in the automobile industry. Therefore, the Group’s reportable operating segments consist of i) manufacture and sale of minibuses and automotive components; ii) manufacture and sale of “Zhonghua” sedans; and iii) manufacture and sale of BMW sedans.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies. The Group evaluates performance based on stand-alone operating segment net income and generally accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. The Group’s activities are conducted predominantly in the PRC. Accordingly, no geographical segmentation analysis is provided.

Business segments — 2003

	Manufacture and
	sale of minibuses	Manufacture and	Manufacture and
	and automotive	sale of	sale of
	components	Zhonghua sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Total revenues from reportable segments	6,942,411	3,345,332	—	10,287,743
Elimination of intersegment revenues	(178,186)	—	—	(178,186)
Revenues from external customers	6,764,225	3,345,332	—	10,109,557
Segment income (loss) before taxation and minority interests	1,386,980	133,614	(124,910)	1,395,684
Unallocated amounts — corporate expenses				(301,497)
Income before taxation and minority interests				1,094,187
Segment assets as of December 31, 2003	12,030,065	5,555,963	564,543	18,150,571
Unallocated amounts — corporate assets				137,665
Total assets as of December 31, 2003				18,288,236
Other disclosures:
Depreciation of fixed assets	197,073	250,021	—	447,094
Amortization of long-term prepayment for rental of land	2,153	—	—	2,153
Amortization on intangible assets	1,546	225,531	—	227,077
Interest income	49,535	3,137	—	52,672
Interest expense	166,074	1,037	—	167,111
Capital expenditure	1,023,356	1,005,709	—	2,029,065
Equity in earnings of associated companies and jointly controlled entities	102,050	132,331	(124,910)	109,471
Equity method goodwill (Note 13)
Goodwill (Note 14)	391,104	31,983	—	423,087
	414,464	—	—	414,464

Business segments — 2002

	Manufacture and
	sale of minibuses	Manufacture and
	and automotive	sale of Zhonghua
	components	sedans	Total
	RMB’000	RMB’000	RMB’000
Total revenue from reportable segments	6,283,700	1,117,283	7,400,983
Elimination of intersegment revenues	(81,528)	—	(81,528)
Revenues from external customers	6,202,172	1,117,283	7,319,455
Segment income (loss) before taxation and minority interests	1,295,322	(316,276)	979,046
Unallocated amounts — corporate expenses			(126,568)
Income before taxation and minority interests			852,478
Segment assets as of December 31, 2002	9,340,061	4,022,489	13,362,550
Unallocated amounts — corporate assets			491,131
Total assets as of December 31, 2002			13,853,681
Other disclosures:
Depreciation of fixed assets	95,823	117,953	213,776
Amortization of intangible assets	—	56,784	56,784
Interest income	42,983	634	43,617
Interest expense	171,158	128	171,286
Capital expenditure	451,781	244,942	696,723
Equity in earnings of associated companies and jointly controlled entities	104,208	33,937	138,145
Equity method goodwill (Note 13)	391,104	31,983	423,087
Goodwill (Note 14)	414,464	—	414,464

31.	OTHER COMPREHENSIVE INCOME

SFAS No. 130 requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net income and other gains and losses affecting shareholders’ equity that, under generally accepted accounting principles, are excluded from net income. For the Group, comprehensive income only represents its net income for the years ended December 31, 2003, 2002 and 2001.

	Foreign Currency
	Translation	Accumulative Other
	Adjustments	Comprehensive Income
	RMB’000	RMB’000
Balance at December 31, 2001	39,179	39,179
Current year change	—	—
Balance at December 31, 2002	39,179	39,179
Current year change	—	—
Balance at December 31, 2003	39,179	39,179

32.	APPROVAL OF FINANCIAL STATEMENTS

          The financial statements were approved by the board of directors on April 22, 2004.

Information for Investors

Annual General Meeting

June 25, 2004, 9:00 a.m.
Alexandra Room
2nd Floor
Mandarin Oriental Hong Kong
5 Connaught Road Central
Hong Kong

Stock Exchange Listing

New York Stock Exchange
Trading Symbol: CBA

Hong Kong Stock Exchange
Stock Code: 1114

The Annual Report on
Form 20-F for
Brilliance China Automotive Holdings Limited
to be filed with the U.S. Securities
and Exchange Commission
will be available upon request.
For a copy, please write or call
Weber Shandwick Worldwide (HK) Ltd.

Company Secretary and
Group Offices

Mr. Lloyd Xing Hong

Brilliance China Automotive Holdings Limited
Suites 1602-05
Chater House
8 Connaught Road Central
Hong Kong

Tel: (852) 2523-7227
Fax: (852) 2526-8472

Website:
www.brillianceauto.com

Shenyang Brilliance JinBei Automobile Co., Ltd.
No. 14, Shanzuizi Road
Dadong District
Shenyang, China

Counsel

Shearman & Sterling LLP
12th Floor
Gloucester Tower
The Landmark
11 Pedder Street
Central, Hong Kong

Tel: (852) 2978-8000
Fax: (852) 2978-8099

Auditors

PricewaterhouseCoopers
22nd Floor
Prince’s Building
Central
Hong Kong

Tel: (852) 2289-8888
Fax: (852) 2810-9888

New York Depositary,
Transfer Agent & Registrar

The Bank of New York
101 Barclay Street
New York, N.Y. 10286
U.S.A.

Shareholder Inquiries:
1-888-BNYADRS

E-mail: shareowner-svcs@bankofny.com

Website: www.adrbny.com

Investor Relations

Weber Shandwick Worldwide (HK) Ltd.
Room 103-105
1/F Wilson House
19 Wyndham Street
Central
Hong Kong

Tel: (852) 2845-1008
Fax: (852) 2868-0224